Top Bins Franklin, Inc. (the "Company") a Tennessee

Corporation

Financial Statements

For the fiscal year ended December 31, 2023

Top Bins Franklin, Inc.
Balance Sheet

Balance Sheet	Dec 31, 2023
Assets	
Current assets:	
Cash and cash equivalents	
Accounts receivable	
Prepaid expenses and other assets	
Total current assets	**$0.00**
Property and equipment - net	
Total assets	**$0.00**
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	
Accrued expenses	
Deferred revenue and other liabilities	
Total current liabilities	**$0.00**
Convertible notes (if any)	
Other long term liabilities	
Total liabilities	**$0.00**
Stockholders' Equity:	
Total value of common stock issued	
Total value of preferred stock issued	
SAFE - future equity obligation	
Additional paid-in capital	
Total stockholders' equity:	**$0.00**
Total liabilities and stockholders' equity:	**$0.00**

Top Bins Franklin, Inc.
Income Statement

Income Statement	Year Ended Dec, 2023
Revenue - net	
Cost of revenue	
Gross profit/loss	$0.00
Operating expenses	

Operating profit/loss	$0.00
Other income/expense	
Net profit/loss	$0.00

Top Bins Franklin, Inc.
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2023
Cash flows from operating activities	
Cash flows from financing activities	
Cash flows from investing activities	
Cash at beginning of period	
Net increase/decrease in cash	$0.00
Cash at the end of period	$0.00

Top Bins Franklin, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2023
Opening Balance	$0.00
Net profit/loss	$0.00
Stock Issued	$0.00
Preferred Stock Issued	$0.00
Ending Balance	$0.00

Top Bins Franklin, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

Top Bins Franklin, Inc. (the "Company") is a corporation organized in August 2023 under the laws of Tennessee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.